SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 7)(1)

                              Bell Industries, Inc.
--------------------------------------------------------------------------------
                              (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 7, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

                             Exhibit Index on Page 9
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 2 of 12 Pages
-----------------------------------         ------------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            1,671,710
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                        -0-
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        1,671,710
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                        1,671,710
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        17.4%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 3 of 12 Pages
-----------------------------------         ------------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            1,671,710
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                        - 0 -
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        1,671,710
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       1,671,710
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       17.4%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 4 of 12 Pages
-----------------------------------         ------------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      TEXAS
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            5,900
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                        -0-
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        5,900
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       5,900
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       .06%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       PN
================================================================================

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 5 of 12 Pages
-----------------------------------         ------------------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                               5,900
  OWNED BY
    EACH
 REPORTING      ----------------------------------------------------------------
PERSON WITH
                        8         SHARED VOTING POWER

                                           - 0 -
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           5,900
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         5,900
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         .06%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 6 of 12 Pages
-----------------------------------         ------------------------------------

         The following constitutes the Amendment No. 7 to the Schedule 13D filed by the undersigned (the "Amendment No. 7"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D, as previously amended. This Amendment No. 7 amends and supplements the Schedule 13D as follows:

Item 2.  Identity & Background.

         Item 2 is hereby amended to add the following:

                  On October 7, 1999, Steel Partners II acquired all of the 200,000 shares of common stock of the Issuer owned by Catalyst GP, Ltd. (successor to Sandera) in a privately negotiated transaction. As of October 7, 1999, Sandera ceased to own any shares of common stock of the Issuer (the "Shares"). In addition, Sandera has, by execution of this Amendment No. 7, terminated the Joint Filing Agreement with respect to itself, and therefore Sandera is no longer a Reporting Person. Catalyst G.P., Ltd. was not and is not a party to any joint filing agreement with the Reporting Persons.

Item 3.  Source and Amount of Funds.

         Item 3 is hereby amended and restated in its entirety as follows:

                  The aggregate purchase price of the 1,671,710 Shares owned by Steel Partners II is $8,601,508 (as adjusted, to take into effect the receipt by Steel Partners II of dividends upon the sale of certain assets of the Issuer). The Shares owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 5,900 Shares of Common Stock owned by Newcastle is $30,622 (as adjusted, take into effect the receipt by Newcastle of dividends upon the sale of certain assets of the Issuer). The Shares of Common Stock owned by Newcastle were acquired with partnership funds.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following thereto:

                  On October 7, 1999, Steel Partners II sent a letter to the Tracy Edwards, President and Chief Executive Officer of the Issuer, communicating its concern and disappointment with the performance of the Board of Directors, and the Board's decision not to pursue a negotiated transaction relating to a proposed sale of the Issuer. The letter further indicated Steel Partners' continued willingness to offer to acquire the Issuer for $5.30 per Share in cash, subject to certain conditions described in the letter. The letter is filed as Exhibit 4 to this Amendment No. 7 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         Item 5 (a) and (c) are hereby amended and restated in its entirety as follows:

                  (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 9,608,315 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 7 of 12 Pages
-----------------------------------         ------------------------------------


                  As of the close of business on October 7, 1999, Steel Partners II beneficially owns 1,671,710 Shares, constituting approximately 17.4% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,671,710 shares of Common Stock, representing approximately 17.4% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,671,710 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. Of such Shares, 1,471,710 were acquired in open-market transactions and 200,000 were acquired in privately negotiated transactions.

                  As of the close of business on October 7, 1999, Newcastle beneficially owns 5,900 Shares of Common Stock, constituting approximately .06% of the shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 5,900 Shares owned by Newcastle by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is amended in its entirety as follows:

                  1. Joint Filing Agreement between Steel Partners II and Warren G. Lichtenstein (previously filed).

                  2. Joint Filing Agreement between Steel Partners II, L.P., Warren Lichtenstein, Sandera Partners, L.P., Newcastle Partners, L.P. and Mark E. Schwarz (previously filed).

                  3. Director Nomination Letter from Steel Partners II, L.P. to Bell Industries, Inc. dated January 8, 1999 (previously filed)

                  4.       Letter  to  Tracy   Edwards,   President   and  Chief
                           Executive Officer of Bell Industries, Inc. dated October 7, 1999.

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 8 of 12 Pages
-----------------------------------         ------------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   October 7, 1999            STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C. General
                                           Partner

                                       By: /s/ Warren G. Lichtenstein
                                           ------------------------------
                                           Warren G. Lichtenstein
                                           Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------
                                       WARREN G. LICHTENSTEIN

                                       CATALYST MASTER FUND, L.P.

                                       By: Catalyst GP, Ltd.,
                                           its General Partner

                                       By: /s/ J. Keith Benedict
                                           -------------------------------
                                           J. Keith Benedict, Director


                                       NEWCASTLE PARTNERS, L.P.

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------
                                           Mark E. Schwarz
                                           General Partner


                                       /s/ Mark E. Schwarz
                                       -----------------------------------
                                       Mark E. Schwarz

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CUSIP No. 078 107 109                 13D          Page 9 of 12 Pages
-----------------------------------         ------------------------------------


                                  EXHIBIT INDEX


Exhibit                                                                     Page

 1. Joint Filing Agreement between Steel Partners II and Warren G. Lichtenstein (previously filed).

 2.      Joint  Filing  Agreement   between  Steel  Partners  II,  L.P.,
         Warren Lichtenstein, Sandera Partners, L.P.,
         Newcastle Partners, L.P. and Mark E. Schwarz. (previously filed)

 3.      Director Nomination Letter from Steel Partners II, L.P.
         to Bell Industries, Inc. dated January 8, 1999 (previously filed).

*4.      Letter to Tracy Edwards, President and Chief Executive Officer      10
         of Bell Industries, Inc. dated October 7, 1999.

--------------------
*  Filed herewith

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 10 of 12 Pages
-----------------------------------         ------------------------------------


                         [Steel Partners II Letterhead]




                                                              October 7, 1999


Bell Industries, Inc.
1960 East Grand Avenue, Suite 560
El Segundo, CA 90245

Attention:  Tracy Edwards
            President and Chief Executive Officer

Dear Mr. Edwards:


         After spending an enormous amount of money and time with you and your management team, we are extremely disappointed that the Bell Industries Board of Directors has decided to "stay the course" and not proceed with the negotiated transaction that we have been discussing and working on with Bell for several months. It is appalling that Bell's Board of Directors, after extracting millions of dollars in payments for themselves from Bell within the last 12 months, would now choose to try to remain entrenched, continue to ignore the best interests of Bell's shareholders and disregard the opinion of Bell's investment banker that our offer (see below) is "fair".

         Additionally, we (and we believe that the vast majority of Bell's shareholders) will continue to question the business judgment of a Board that recently sold Bell's largest division for an approximate $60 million loss within two years of purchasing part of that business for $100 million.

         Steel Partners II, L.P. ("Steel Partners" or "Steel") currently owns 1,671,710 shares of common stock of Bell Industries, Inc. ("Bell" or "the Company"), representing approximately 17.4% of the primary shares outstanding. As Bell's largest shareholder, we believe that it is imperative that the Board aggressively pursue strategic alternatives which would maximize value for all shareholders as promptly as possible. We also believe that this course of action is strongly preferred by the vast majority of your shareholders.

         In furtherance thereof, Steel Partners hereby sets forth its continued willingness to offer to acquire the Company for $5.30

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 11 of 12 Pages
-----------------------------------         ------------------------------------


per share in cash. Please note that this price is being reaffirmed even after we received the Company's recent business update and in spite of the excessive severance and deferred compensation agreements which the Board recently entered into and which could exceed $7.1 million or $.74 per share.

         As you recognize, this offer represents an attractive premium to the Company's current market price of approximately $4.50 per share. The offer would be conditioned on Board and shareholder approval, amendment of the shareholder rights plan, and certain other customary conditions, including (but not limited to) no material adverse change in the Company's businesses, confirmation that there are appropriate reserves for all known and contingent liabilities and negotiation and execution of a customary definitive agreement a copy of which we have already sent to you. We remain confident that Steel Partners will obtain all appropriate financing commitments no later than the execution of a definitive agreement.

         We are committed to giving all of the Company's shareholders an opportunity to receive maximum value for their shares, and we believe that the offer described herein provides the best opportunity for the shareholders to receive the maximum value for their shares.

         Despite the fact that we do not believe that your Board has acted in the best interests of its stockholders, we are hopeful that this letter will result in a prompt, amicable and productive dialogue. Steel Partners stands ready to promptly meet with the Board of Directors and/or its representatives to discuss an amicable transaction, but, is as noted above, committed to maximizing shareholder's value.

                                                  Sincerely,



                                                  Warren G. Lichtenstein

cc:      Board of Directors
         Jim Lawson

-----------------------------------         ------------------------------------
CUSIP No. 078 107 109                 13D          Page 12 of 12 Pages
-----------------------------------         ------------------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Last 60 Days


Shares of Common Stock              Price Per                   Date of
   Purchased/(Sold)                   Share                  Purchase/Sale
   ----------------                   -----                  -------------

                             STEEL PARTNERS II, L.P.


        200,000                       $5.30                     10/7/99


                             SANDERA PARTNERS, L.P.
       (200,000)                      $5.30                     10/7/99


                               WARREN LICHTENSTEIN

                                      None.

                            NEWCASTLE PARTNERS, L.P.

          5,000                       $4.75                     09/30/99

                                 MARK E. SCHWARZ

                                      None.